                            SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of February 2003



                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   A        Form 40-F
           ---                  ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No   A
     ---         ---

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 13 February 2003                         FLETCHER CHALLENGE FORESTS LIMITED


                                              [P M GILLARD SIGNATURE]
                                              ----------------------------------
                                              P M GILLARD
                                              SECRETARY

[FLETCHER CHALLENGE FORESTS LOGO]


                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



               HALF YEAR RESULTS ANNOUNCEMENT TO 31 DECEMBER 2002
  STRONG FIRST HALF OPERATING RESULT - FULL YEAR OUTLOOK IN LINE WITH LAST YEAR


AUCKLAND, 13 February 2003 - Fletcher Challenge Forests' operating earnings, prior to unusual items, rose strongly in the six months to December to $47 million, a 68% increase over the $28 million recorded in the corresponding six months to December 2001.

     o    Operating revenue increased 11% to $359 million

     o Operating earnings from the North American business rose 55% to $17 million

     o    Our Engineered Wood Products business was successfully restructured.

Operating earnings included an unrealised foreign exchange gain of $12 million, compared to $1 million in the corresponding period. Our foreign exchange hedging arrangements mitigate the effect of the strengthening New Zealand dollar on operating earnings.

The forest crop valuation this period was negative $3 million compared to an increase of $17 million in the corresponding period, reflecting the impact of recent lower average log prices used in the Company's 12-quarter forest valuation price series, partially offset by yield improvements.

Net profit after tax, before unusual items, was $20 million, an increase of $1 million over the corresponding period.


Continues...

--------------------------------------------------------------------------------

To:  BUSINESS EDITOR             From:        Paul Gillard
                                              Company Secretary
                                              FLETCHER CHALLENGE FORESTS

Fax: AUTO                        Telephone:   64-9-571 9846
                                 Mobile:      0274 320 310
                                 Fax:         64-9-571 9872

Please Note: If you do not receive 11 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814. Further information on Fletcher Challenge Forests can be viewed at the Fletcher Challenge Forests web site, at http://www.fcf.co.nz.

Unusual items for the period were a loss of $16 million (after tax), associated primarily with the proposed sale of cutting rights announced in January 2003, reduced net profit to $4 million, compared to a $302 million loss in the corresponding period. The loss in the prior period included a net unusual loss of $321 million relating predominantly to a write-off of the Company's subordinated loan to the Central North Island Forest Partnership (CNIFP).

Net Tangible Assets per share rose to $2.05, from $1.96 at December 2001.


EARNINGS SUMMARY

                                                        DEC 02       DEC 01
                                                        NZ$ M        NZ$ M
                                                        ------       ------
PRE UNUSUAL ITEMS
    Operating Earnings                                     47          28
    Forest Crop Revaluation (1)                            (3)         17
                                                         ----        ----
    Earnings Before Interest and Tax (EBIT)                44          45
    Funding Costs                                         (12)        (10)
    Taxation/Minority Interest                            (12)        (16)
                                                         ----        ----
    Net Earnings pre Unusuals                              20          19
UNUSUAL ITEMS AFTER TAX                                   (16)       (321)
                                                         ----        ----
NET EARNINGS                                                4        (302)
                                                         ====        ====

PER SHARE INFORMATION (2)

                                                         DEC 02      DEC 01
                                                         ------      ------
    Net Earnings (cents)                                  0.7       (54.1)
    Operating Earnings (cents) (3)                        8.4         5.0
    Cash Flow from Operations (cents)                     5.2         3.9
    EBIT (cents) (3)                                      7.9         8.1
    Net Tangible Assets ($)                               2.05        1.96

-----------------

(1) For details of this revaluation refer to the table on page 10 of this release.

(2) Comparative per share information has been restated for the one for five share consolidation completed during December 2002.

(3)  Pre Unusual Items.


COMMENTARY

The improvement in operating earnings was driven by a strong performance from our Processing and Distribution operations (up 91% from $11 million to $21 million), in particular the North American business (up from $11 million to $17 million). Increased sales volumes, higher prices, reduced costs and the successful restructuring of the former Engineered Wood Products business, all contributed to the improvement.

Demand for wood products was generally strong over the period. Sales volumes rose 5%, fuelled by buoyant house construction and remodelling expenditure in New Zealand, Australia and the United States.

Our Forest and Logs business segment returned slightly reduced operating earnings, before unusual items, down $2 million to $14 million. While the continued growth in export log demand, most notably from China, contributed to an increase in log sales volumes, this benefit was offset by higher harvesting and forest management costs together with lower margins on third party trading.

On a grade-by-grade basis, log prices were slightly lower compared to the previous corresponding six months, primarily due to the appreciation of the New Zealand dollar against all major trading partners.

The interest expense in the six months to December 2002 included costs associated with US dollar fixed interest rate hedges and reflected the impact of a higher proportion of New Zealand dollar denominated debt. The interest expense in the second half of the year to June 2003 will benefit from lower rates and the receipt of proceeds from the cutting rights sale announced on 15 January.

FINANCIAL POSITION

The Company's financial position improved further during the six month period with a $23 million reduction in net debt to $224 million. Cash flow from operations in the period, before working capital movements, was $29 million.

The Company's strengthened financial position has enabled it to negotiate a new $300 million debt facility which provides additional flexibility in relation to capital management, and offers lower margins which will benefit the Company by $3-4 million per annum (pre tax) as from the next financial year.

Commitments have been received for the new facility, which is now in the process of being formally documented.

SALE OF CUTTING RIGHTS

The Company announced at its ASM in November that it intended to implement a capital management plan directed at enhancing the overall return on shareholders invested capital. It was noted that so long as the Company's share price remained around its current levels, there could be potential buyers of our trees who were prepared to pay prices higher than the value ascribed by the market in our share price.

The Company subsequently (15 January) agreed to sell cutting rights over approximately 8% of its estate (by area) to entities managed by UBS Timber Investors, for US$65 million. Completion of the transaction is expected at the end of March.

The management, supply and infrastructure arrangements that have been agreed will preserve our current operating synergies, will ensure that there will be no lessening of our underlying forest estate and will provide the Company with access to the harvest volumes for our processing plants.

At the same time it provides the market with tangible evidence of underlying value well above the Company's current share price.

CAPITAL RETURN

Subject to the completion of the cutting rights sale and to the Company obtaining the requisite approvals, including shareholder approval, and tax confirmations, the Company will make a capital return to shareholders of $140 million.

The return of capital will be undertaken by a Court approved arrangement under the Companies Act 1993. As all shareholders will participate in the return of capital, relative voting and distribution rights will not be affected and shareholders can elect how to use the capital returned to them, which could include further purchases of Fletcher Challenge Forests shares.

The proposed reduction of capital will be effected by cancelling one in every two ordinary and preference shares in the Company and paying to shareholders 50 cents for every share cancelled, by way of return of capital. Following the return of capital and share cancellation, the Company's share price should automatically adjust into a higher trading range, because there will be substantially fewer shares on issue.

The market value of each shareholder's remaining shares in the Company, together with the cash received from the capital repayment, should, all other things being equal, be equivalent to the market value of each shareholder's current shareholding.

Subject to receiving the appropriate confirmation from the New Zealand Inland Revenue Department, the payment will be tax free in the hands of New Zealand resident shareholders, and the proposed capital return is conditional upon this confirmation being received.

Full details of the proposed capital return will be provided in the documentation for the special meeting of shareholders. Current expectations are for the meeting to be held in late March and for the payment to shareholders to be made at the end of April.

PROCESSING AND MARKETING INITIATIVES

We are continuing to expand our processing, marketing and distribution activities to ensure we maximise returns on forest output.

The capacity expansion at the Mt Maunganui plywood mill is largely completed and a third moulder being installed at the Taupo mouldings plant is expected to be operational by the middle of the year. Both projects are proceeding on time and on budget. Engineering studies are being completed in respect of expansion opportunities at our Kawerau and Taupo sawmills.

CNIFP MANAGEMENT

As previously announced, the Company is in discussions with the Receivers of the CNIFP, directed at establishing new management arrangements for the CNIFP.

MARKET OUTLOOK

The New Zealand residential and commercial construction sectors remain buoyant and are expected to support continuing strong levels of demand for wood products through the balance of the current financial year at least.

The Australian residential and commercial sectors appear to be slowing, but should still remain at relatively high levels.

In the USA, demand for our clearwood lumber and moulding products also remains firm, but New Zealand dollar returns are being diminished by the appreciating New Zealand dollar.

In our key export log markets of Korea, China and Japan, conditions are mixed. Volumes are stable to firm and US dollar prices have largely recovered in recent weeks from the weakness experienced late last year. However, New Zealand dollar returns have been reducing as a result of the appreciation of the New Zealand dollar, and higher shipping costs.

Overall, we anticipate lower operating earnings, prior to unrealised foreign exchange impacts, revaluations and unusual items, in the second half relative to the first half. Operating earnings for the full year to June 2003, on the same basis, are expected to be similar to the $58 million recorded last year.

This forward view is subject to overall developments in the global and regional economies including the impact of any hostilities in the Middle East.


Fletcher Challenge Forests will hold a results briefing for media representatives at 9:30 am NZ time on Thursday 13 February. For "listen-in only" access to the briefing, dial 083-032 (within NZ); or +64-8308-3032 internationally. Enter 261052# when prompted for your PIN.

The media presentation and address will be available on our website:
(www.fcf.co.nz).


Forward Looking Statements: There are statements included in this release which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Fletcher Challenge Forests, its operations, the markets in which it competes and other factors (some of which are beyond the control of Fletcher Challenge Forests). For details of the factors that could cause actual results to differ materially from those expressed or implied by such statements, please refer to the Fletcher Challenge Forests 2002 Annual Review (page 100), a copy of which is available on our website.

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS

(Unaudited)                                                     SIX MONTHS     Year Ended      Six Months
                                                                 DEC 2002       Jun 2002        Dec 2001
                                                                   NZ$M           NZ$m            NZ$m
                                                                ----------     ----------      ----------
STATEMENT OF FINANCIAL PERFORMANCE
Operating Revenue(1)                                                359           664             323
Operating Expenses                                                 (312)         (581)           (295)
Unusual Items (2)                                                   (23)         (351)           (346)
                                                                   ----          ----            ----
Operating Earnings                                                   24          (268)           (318)
Forest Crop Revaluation                                              (3)           53              17
Funding Costs                                                       (12)          (22)            (10)
                                                                   ----          ----            ----
Earnings before Taxation                                              9          (237)           (311)
Taxation                                                             (5)           (9)             11
                                                                   ----          ----            ----
Earnings after Taxation                                               4          (246)           (300)
Minority Interest                                                    --            (3)             (2)
                                                                   ----          ----            ----
Net Earnings                                                          4          (249)           (302)
                                                                   ====          ====            ====

OPERATING EARNINGS EXCLUDING UNUSUAL ITEMS                           47            83              28
NET EARNINGS EXCLUDING UNUSUAL ITEMS                                 20            75              19


PER SHARE INFORMATION
Basic and Diluted Net Earnings per Fletcher
Challenge Forests Share (cents)(3)                                  0.7         (44.6)          (54.1)
Net Assets per Fletcher Challenge Forest Share ($)(3)              2.05          2.05            1.96
Share Weighting Used for:
 Basic and Diluted Net Earnings per Share (millions of shares)(3)   558           558             558
 Net Assets per Share (millions of shares)(3)                       559           559             559

---------------
1. Equity Earnings from Associate Companies of $9 million (June 2002: $14 million, December 2001: $8 million), including dividends received of $5 million (June 2002: $6 million, December 2001: $2 million) have been recognised as a component of Operating Revenue.

2.   Unusual Items include:

     - A $25 million loss for December 2002 relating to the write down, to estimated sale value, of cutting rights for 8,940 hectares in the Tahorakuri and Tauhara forest estates.

     - A gain of $2 million for December 2002 relating to the proposed acquisition of the Central North Island Forest Partnership. This relates predominately to the closing of a foreign currency contract entered into, to hedge the proposed acquisition.

     - Permanent Impairment for June 2002 relating to the investment in and advances to the Central North Island Forest Partnership assets of $349 million (December 2001: $349 million).

     - Gain on sale of fixed assets for June 2002 of $2 million (December 2001: $2 million) relating to the sale of the Ngatapa forest land.

     - Provisions released/(established) for June 2002 relating to the reversal of certain environmental provisions of $2 million and other provisions of $2 million, the establishment of provisions for costs relating to the closure of the Japanese Engineered Wood Products business unit of $3 million and for costs related to the proposed acquisition of the Central North Island Forest Partnership assets of $4 million.

     - Acquisition Costs of $2 million written off for June 2002 relating to costs incurred in relation to the proposed acquisition of the Central North Island Forest Partnership assets.

     - Other Gains for June 2002 (December 2001: $1 million) relating to the part recovery of a debt of $1 million written off relating to the sale of the Chilean forestry operations.

3. Comparative per share data has been restated for the one for five share consolidation completed during December 2002.

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS

(Unaudited)                                   DEC 2002           Jun 2002           Dec 2001
                                                NZ$M               NZ$m               NZ$m
                                              --------           --------           --------
STATEMENT OF FINANCIAL POSITION
ASSETS
Cash and Liquid Deposits                          26                 22                 46
Stocks                                            75                 69                 70
Debtors                                           59                 64                 48
Forest Crop Available for sale                   124                 --                 --
                                               -----              -----              -----
Total Current Assets                             284                155                164
Fixed Assets                                     326                336                347
Forest Crop                                    1,031              1,176              1,140
Investments                                       26                 24                 22
                                               -----              -----              -----
Total Assets                                   1,667              1,691              1,673
                                               -----              -----              -----

LIABILITIES
Creditors                                        105                105                 90
Provision for Current Taxation                    --                  5                 --
                                               -----              -----              -----
Total Current Liabilities                        105                110                 90
Term Debt                                        250                269                335
Provision for Deferred Taxation                  138                137                121
                                               -----              -----              -----
Total Liabilities                                493                516                546
                                               -----              -----              -----
EQUITY
Reported Capital                               1,443              1,443              1,443
Accumulated Losses                              (299)              (299)              (348)
                                               -----              -----              -----
Group Equity                                   1,144              1,144              1,095
Minority Equity                                   30                 31                 32
                                               -----              -----              -----
Total Group Equity                             1,174              1,175              1,127
                                               -----              -----              -----
Total Liabilities and Equity                   1,667              1,691              1,673
                                               =====              =====              =====

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS

(Unaudited)                                                             SIX MONTHS   Year Ended    Six Months
                                                                         DEC 2002    Jun 2002       Dec 2001
                                                                           NZ$M        NZ$m           NZ$m
                                                                        ----------   ----------    ----------
STATEMENT OF CASH FLOWS
Net Earnings                                                                 4         (249)        (302)
Adjustment for Items not involving Cash:
 Depreciation, Amortisation, Provisions and Revaluation                     33          305          342
 Taxation                                                                   (4)           7          (12)
 Minority Interest                                                          --            3            2
 Equity Earnings                                                            (4)          (8)          (6)
Loss/(Gain) on Disposal of Affiliates and Fixed Assets                      --           (2)          (2)
                                                                          ----         ----         ----
Cash Flow from Operations before Net Working Capital Movements              29           56           22
Net Working Capital Movements                                              (12)         (13)          (8)
                                                                          ----         ----         ----
Net Cash from Operating Activities                                          17           43           14

Sale of Fixed Assets                                                         1            3            3
Sale of Investments                                                         --            3            3
Sale of Taxation Benefits                                                   --            9            9
Purchase of Fixed Assets                                                    (3)          (5)          (2)
                                                                          ----         ----         ----
Net Cash (to)/from Investing Activities                                     (2)          10           13

Net Debt Settlements                                                        (9)         (67)         (30)
Option Premium Paid                                                         --           (6)          --
Dividends Paid to Minority Shareholders                                     (1)          (2)          --
                                                                          ----         ----         ----
Net Cash to Financing Activities                                           (10)         (75)         (30)

Net Cash to Discontinued Operations                                         --          (47)         (47)
                                                                          ----         ----         ----
Net Movement in Cash Held                                                    5          (69)         (50)
Add Opening Cash and Liquid Deposits
  - Continuing Operations                                                   22           51           51
  - Discontinued Operations                                                 --           47           47
Effect of Exchange Rate Changes on Net Cash                                 (1)          (7)          (2)
                                                                          ----         ----         ----
Closing Cash and Liquid Deposits                                            26           22           46
                                                                          ====         ====         ====

These interim Financial Statements have been prepared in accordance with FRS 24 "Interim Financial Statements". The statements should be read in conjunction with the 2002 Annual Report of Fletcher Challenge Forests Limited. The accounting Policies used in these Financial Statements are consistent with those used in the previously published Annual Report.

CONTINGENT LIABILITIES

There has been no change in the Fletcher Challenge Forests Group contingent liabilities during the period. Contingent liabilities relating to CITIC New Zealand Limited (In Receivership) were disclosed in the 2002 Annual Report of Fletcher Challenge Forests Limited. This note should be read in conjunction with that report.

SEGMENTAL FINANCIAL INFORMATION
(Unaudited)

DECEMBER 2002                                          Total                              Fletcher
Six months to                                       Processing    Forest &                Challenge
($ million)                  AACS(1)      NACS(2)   & Distrib'n     Logs      Other(3)     Forests
                             -------      -------   -----------   --------    --------    ---------
Operating Revenue             120           91         211         148                       359
                             ====         ====        ====        ====        ====          ====
EBITDA(4)                       8           19          27          20          12            59
Depreciation                   (4)          (2)         (6)         (6)                      (12)
Operating Earnings
before unusual items            4           17          21          14          12            47
                             ====         ====        ====        ====        ====          ====
Unusual Items(7)                                                                             (23)
                                                                                            ----
Operating Earnings                                                                            24
                                                                                            ====

JUNE 2002                                                     Total                            Fletcher
Six months to                                               Processing    Forest &            Challenge
($ million)                  ACS(5)     JACS(6)    NACS(2)  & Distrib'n     Logs    Other(3)   Forests
                             -------    -------    -------  -----------   --------  --------  ---------
Operating Revenue              86         24         99        209          132                   341
                             ====       ====       ====       ====         ====       ====       ====
EBITDA(4)                       6         (6)        18         18           28         24         70
Depreciation                   (4)        (1)        (3)        (8)          (7)                  (15)
                             ----       ----       ----       ----         ----       ----       ----
Operating Earnings
before unusual items            2         (7)        15         10           21         24         55
                             ====       ====       ====       ====         ====       ====       ====
Unusual Items(7)                                                                                   (5)
                                                                                                 ----
Operating Earnings                                                                                 50
                                                                                                 ====

DECEMBER 2001                                                  Total                            Fletcher
Six months to                                               Processing    Forest &              Challenge
($ million)                    ACS(5)   JACS(6)    NACS(2)  & Distrib'n    Logs     Other(3)    Forests
                               ------   -------    -------  -----------   --------  --------    ---------
Operating Revenue              83         22         97        202          121                    323
                             ====       ====       ====       ====         ====       ====        ====
EBITDA(4)                       8         (3)        13         18           22          1          41
Depreciation                   (5)        (2)        (7)        (6)                                (13)
                             ----       ----       ----       ----          ----       ----       ----
Operating Earnings
before unusual items            3         (3)        11         11           16          1          28
                             ====       ====       ====       ====          ====       ====       ====
Unusual Items(7)                                                                                  (346)
                                                                                                  ----
Operating Earnings                                                                                (318)
                                                                                                  ====

---------------
(1) AACS: Australasian and Asian Consumer Solutions. The Japanese and Asian Consumer Solutions business unit was merged with the Australian Consumer Solutions business unit to form Australasian and Asian Consumer Solutions. This new business unit discontinued operations in the Japanese engineered wood product market.

(2)  NACS: North American Consumer Solutions.

(3) Other: Relates to net foreign exchange gains on net US dollar denominated asset and debt instruments not attributed to a specific business unit.

(4) EBITDA: Earnings before Interest, Taxation, Depreciation, Forest Valuation and Unusual Items.

(5)  ACS: Australasian Consumer Solutions.

(6)  JACS: Japanese & Asian Consumer Solutions.

(7)  Refer footnote (2) on page 6 for details of Unusual Items.

SEGMENTAL VOLUME INFORMATION
(Unaudited)

SALES VOLUMES(1)
(000m3) Six months to                        Dec 2002      Jun 2002    Dec 2001
---------------------                        --------      --------    --------
LOG / RESIDUE SALES
Forest Estate
  Pruned Radiata Sawlogs                         91           72           52
  Structural Radiata Sawlogs                    109          117          113
  Utility Radiata Sawlogs                       369          279          270
  Industrial Radiata Sawlogs                    185          150          172
  Douglas Fir Sawlogs                                                       1
  Pulp Logs and Residues                        216          166          195
  Production Thinnings                           85           89           67
                                              -----        -----        -----
Total Forest Estate                           1,055          873          870
Third Party Trading(2)                        1,205        1,043        1,048
Intra-Company Sales                            (362)        (305)        (317)
                                              -----        -----        -----
Total                                         1,898        1,611        1,601
                                              =====        =====        =====

MANUFACTURED PRODUCT SALES
Solid Lineal Mouldings                           15           16           15
Laminated and Finger-Jointed Product(3)          48           43           41
Lumber(3)                                       291          280          273
                                              -----        -----        -----
Total                                           354          339          329
Third Party Lumber Trading                       32           44           38
                                              -----        -----        -----
Total                                           386          383          367
                                              =====        =====        =====

--------------

(1)  Represents 100% of the volumes from managed operations excluding CNIFP.

(2)  Includes logs, chips and residues.

(3)  Includes CNIFP product on-sold through FCF.


FOREST CROP VALUATION

LOG PRICES

The following table summarises the delivered prices (at wharf/mill) adopted for the valuation:

                                Dec 2002          Jun 2002
                           --------------------   --------
                           12 Qtrs    Dec Qtr(1)  12 Qtrs
                            NZ$/m3     NZ$/m3      NZ$/m3
                           --------   ----------  --------
Radiata
  Pruned                    170         157         168
  Structural                108          99         108
  Utility                   100          91         101
  Industrial                 71          65          70
  Pulp                       55          47          56
Other Species               107          93          93
                            ---         ---         ---
Weighted Average Price      100          91         100
                            ===         ===         ===

---------------

(1)  Included in the 12 Quarter series.

CHANGE IN VALUE

The main elements of the change in value this period were:

                                              NZ$ million
                                              -----------
Crop Valuation at 30 June 2002                  1,176
Cutting rights available for sale                (142)
                                                -----
                                                1,034
Growth and replanting                              58
Harvesting removals                               (52)
Movement in price index                           (17)
Other changes(2)                                    8
                                                -----
Crop Valuation at 31 December 2002              1,031
                                                =====

(2) Other changes relate primarily to increased yield profiles offset by increased operating costs.